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                      AMERICAN ORIENTAL BIOENGINEERING INC.
                               NO. 308 XUEFU ROAD
                                NANGANG DISTRICT
                            HARBIN, HLJ150086, CHINA
                               (86-451) 8666-6601


                                 April 12, 2004


VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
Attn: Song P. Brandon, Esq.
450 Washington Street, N.W.
Washington, D.C.  20549

Re:         American Oriental Bioengineering Inc.
            Form RW - Application for Withdrawal of Registration Statement on Form SB-2 File No. 333-121460 filed on December 20, 2004 and the amendment thereto filed on March 14, 2004

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, American Oriental Bioengineering Inc. (the "Registrant") hereby respectfully requests that its Registration Statements on Form SB-2, Commission File No. 333-121460 (the "Registration Statement"), be immediately withdrawn and that an order of the Commission granting such withdrawal be granted.

The Registration Statement was filed on behalf of certain investors pursuant to a registration rights provision in the Subscription Agreement entered into between the Registrant and the investors (the "Subscription Agreement") during a private placement in November 2004 (the "Private Placement").

The Registrant intends to immediately re-file a new registration statement in conjunction with this withdrawal.

If you have any questions regarding the foregoing application for withdrawal, please feel free to contact Howard Jiang (212-891-3982) of Baker & McKenzie, 805 Third Avenue, New York, New York 10022, the Registrant's outside counsel.

Sincerely,

American Oriental Bioengineering Inc.

/s/ Shujun Liu
---------------------------
Shujun Liu
Chief Executive Officer and Chairman of the Board